PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com

November 12, 2009

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange

    Commission

Mail Stop 3010

100 F Street, NE

Washington, DC 20549

Re:	CNL Macquarie Global Income Trust, Inc. Registration Statement on Form S-11/A Filed July 30, 2009 Registration No. 333-158478

Dear Ms. Garnett:

We are writing on behalf of our client, CNL Macquarie Global Income Trust, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated August 18, 2009. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.

For your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

General

1. We note your response to comment 7 of our letter dated May 8, 2009. Please tell us the specific exemptions from registration under the 1940 Act that you will rely on and provide a detailed analysis of how you will execute your investment objectives in a manner that is consistent with those exemptions.

Ms. Karen J. Garnett, United States Securities and Exchange

    Commission

November 12, 2009

RESPONSE:

The Company has discussed in Pre-Effective Amendment No. 2 (Form S-11/A) the specific exemptions from registration as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), a detailed analysis of how the Company will execute its investment objectives in a manner that is consistent with the exemptions, including the Company’s expected monitoring activities of its investments to ensure that registration is not required. These discussions appear under “Prospectus Summary — Investment Company Act Considerations,” “Investment Objective and Policies — Investment Company Act Considerations” and “Risk Factors — Company Related Risks,” entitled: “Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.” We have provided a brief overview below.

First, the Company believes that neither it nor its wholly or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the 1940 Act because the Company and its subsidiaries will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, the Company and its subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the 1940 Act by virtue of not being an “investment company” within the definition thereof set forth in Section 3(a)(1)(A) of the 1940 Act.

In addition, the Company intends to conduct its operations so that the Company and most, if not all, of its wholly and majority-owned subsidiaries will comply with Section 3(a)(1)(C) of the 1940 Act. Under Section 3(a)(1)(C), a company is not an “investment company” if it neither is engaged, nor proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% test”). The Company expects that most, if not all, of its wholly and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or Section 3(c)(7) of the 1940 Act and the assets of these subsidiaries that will not be relying on those sections are not expected to consist of more than 40% in “investment securities.” Consequently, interests in these subsidiaries generally will not constitute “investment securities.” Accordingly, the Company believes that it and most, if not all, of its wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C).

If the Company or any of its wholly or majority-owned subsidiaries would satisfy the definitions of “investment company” under Section 3(a)(1)(A) or Section 3(a)(1)(C), the Company intends to rely on the exclusion provided by Section 3(c)(5)(C) of the 1940 Act which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Company and its subsidiaries intend to conduct their respective operations and investments so that at least 55% of their respective assets will be comprised of mortgages and other liens on and interests (including fee interests) in real estate, also known as “qualifying assets.” To the extent that less than 100% of their respective investments are not “qualifying assets,” no more

Ms. Karen J. Garnett, United States Securities and Exchange

    Commission

November 12, 2009

than 25% of the entity’s total assets will be comprised of real estate related assets (which are not themselves qualifying assets), and no more than 20% of the entity’s total assets will be comprised of miscellaneous assets, that are neither qualifying nor real estate-related.

The Company will monitor its investments on an ongoing basis and at the time of acquisition of each investment, to determine compliance with the exemptions/exclusions from registration discussed above. The Company will classify its assets for purposes of the 1940 Act, including the Section 3(c)(5)(C) exclusion, in large measure upon no-action positions taken by the SEC staff in the past, subject to any further guidance issued by the SEC staff in future no-action letters, if any. The Company’s expected asset classifications are set forth in the discussion commencing under “Investment Objectives and Policies.” In considering no-action positions taken by the staff, the Company acknowledges that these positions were issued in accordance with factual situations that may differ from the factual situations the Company may face, and a number of relevant no-action positions were issued more than ten years ago. The Company understands that a promise of “no-action” to some other entity does not assure the Company that the SEC will concur with the Company’s classification of its assets. In addition, the Company acknowledges that the SEC staff may, in the future, issue further guidance that may require it to re-classify its assets for purposes of the 1940 Act and will monitor SEC guidance on an ongoing basis accordingly.

2. Please update the financial statements and financial information to comply with Rule 3-12 of Regulation S-X. Also update your auditor consent as appropriate.

RESPONSE:

We have updated the financial statements and financial information included in the revised S-11/A, along with the auditor consent related thereto pursuant to Rule 3-12 of Regulation S-X.

3. We note the glossary at the end of your prospectus. Please revise the disclosure to ensure that each term also is defined the first time it is used in the prospectus. To the extent you explain these terms elsewhere in the text, please provide a complete definition. For example, we note that your description of the term “Real Estate Asset Value” on page 60 does not reflect the full definition of that term provided on page 185.

RESPONSE:

We have revised the prospectus to define key terms when first used beginning after the Risk Factors section. We generally have avoided use of defined terms in the prospectus until after the Risk Factors section. We also have revised the explanation of certain terms used in the prospectus to ensure that they are consistent with the definitions contained in the Glossary. For example, we have moved the definition of Real Estate Asset Value to the footnotes following the table in the Estimated Use of

Ms. Karen J. Garnett, United States Securities and Exchange

    Commission

November 12, 2009

Proceeds section, which is where that term is first used as a defined term and eliminated the explanation from the Management Compensation section. We also have revised the explanation of Acquisition Fees and Acquisition Expenses in the footnotes following the table in the Estimate Use of Proceeds section to be consistent with the definitions of those terms in the Glossary.

Our Conflicts of Interest

4. We note your response to comment 4. Your disclosure continues to only quantify the number of other programs your two sponsors are obligated to that have similar investment objectives to you. Please revise to disclose the number of programs that do not have similar investment objectives to you that your sponsors and their affiliates are obligated to or confirm to us that there are no such programs.

RESPONSE:

We have revised the discussion to also disclose the number of programs that do not have similar investment objectives to us. CNL manages three other real estate programs and Macquarie Capital Funds manages two other real estate programs that are actively investing in real estate assets but have investment objectives dissimilar to ours.

Compensation Table

5. We note your response to comment 5. We continue to note that the leverage disclosed in the table is 45%. Please revise to disclose the fee amounts assuming the maximum permissible leverage, which appears to be 75% of the aggregate value of your assets. We note the disclosure on page 20.

RESPONSE:

We have changed the compensation tables to reflect the aggregate fees using a maximum leverage limitation of 75% of the aggregate value of assets as permitted under guidelines promulgated by the North American Securities Administrators Association. Because we intend to target a range of aggregate borrowings of 30% to 60% of the aggregate value of our assets, our footnotes have been revised to disclose our expected maximum amount of fees based on 60% leverage.

Who is Macquarie Capital Funds?

6. We note that Macquarie Capital Funds manages unlisted funds in the Middle East. Please tell us the specific countries in the Middle East where Macquarie Capital Funds does business.

Ms. Karen J. Garnett, United States Securities and Exchange

    Commission

November 12, 2009

RESPONSE:

Macquarie Capital Funds sponsors an unlisted infrastructure fund, ADCB Macquarie Infrastructure Fund, via a joint venture with the Abu Dhabi Commercial Bank. This fund is domiciled and owns assets in the United Arab Emirates in the Middle East.

We have clarified this in the prospectus to now read:

“Macquarie Capital Funds manages listed funds in Australia, Canada, the United States, Korea and Singapore. It manages unlisted funds in Australia, Korea, Hong Kong, India, Canada, the United States, Europe, South Africa and the United Arab Emirates.”

Management Compensation

Reimbursement of Acquisition Expenses to our advisor, its affiliates and related parties

7. We note the disclosure in footnote (4), which states that your advisor has subcontracted substantially all of the services it performs. Please revise to clarify whether reimbursements will include amounts the advisor pays to subcontractors for services that the advisor otherwise would perform under the terms of the Advisory Agreement. Provide similar clarification with respect to reimbursements paid to your Property Manager.

RESPONSE:

We have revised footnotes (4) and (5) relating to the services subcontracted by the Advisor and Property Manager, respectively. In each case the revision clarifies that reimbursements will include amounts the Advisor or Property Manager pays to subcontractors for services that the Advisor or Property Manager would otherwise perform under the terms of the respective Advisory Agreement or the property management agreement.

Prior Performance Summary

8. We note your response to comment 14. You have disclosed the locations by region as the United States and Canada. Please revise to provide more specificity about the regions within the United States and Canada where your sponsors’ affiliated programs have acquired properties during the last 10 years.

Ms. Karen J. Garnett, United States Securities and Exchange

    Commission

November 12, 2009

RESPONSE:

We have revised the Prior Performance Summary to provide more specificity with respect to the geographic dispersion among regions within the United States and Canada.

Summary of Redemption Plan

9. We note that stockholders with redemption request not fully satisfied must affirmatively make a subsequent request for redemption or their remaining initial request will be deemed cancelled. To the extent that a request is sustained and requires multiple periods to satisfy, please revise to clarify whether the redemption price will be based on the time the request was made or filled .

RESPONSE:

We have revised Section 3 of the Redemption Plan, along with the “Summary of Redemption Plan” in the Amended Registration Statement, to clarify that in the case of pro rata (multiple) redemptions, the redemption price for Shares being redeemed that month on a pro rata basis will be based on the time the order is filled for such Shares, which would be the end of a month.

Annex B

Prior Performance Tables – Macquarie

Table I, Page B-4

10. It appears that the reference to operating expenses in footnote 12 should be offering expenses. Please revise or advise.

RESPONSE:

We have amended Table I of the Macquarie Prior Performance Tables, footnote 12, to read “Represents percentage of total funds raised, including DRP, that were applied to total offering expenses. The total offering expenses related to non-DRP issuances represent 1.13% of non-DRP funds raised.”

*****

Please contact me or Kevin J. Lavin, Esq. at (703) 720-7011 if you have any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to the Form S-11/A filed on July 30, 2009. Further, please advise whether the Staff has any additional comments.

Ms. Karen J. Garnett, United States Securities and Exchange

    Commission

November 12, 2009

Best regards.

Very truly yours,

LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

/s/ Peter E. Reinert

PER/cb
Encls.
cc:	Duc Dang (SEC)
Jamie John (SEC)
Cicely LaMothe (SEC)
Kevin J. Lavin, Esq.
David Malinger, Esq.
Michael J. Choate, Esq.